June 9, 2025

Duncan Moir
President
21Shares Dogecoin ETF
477 Madison Avenue, 6th Floor
New York, NY 10022

       Re: 21Shares Dogecoin ETF
           Amendment No. 1 to Registration Statement on Form S-1
           Filed May 28, 2025
           File No. 333-286456
Dear Duncan Moir:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 6, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
The Trust's Service Providers
The Service Provider, page 72

1. We note your revisions on page 72 in response to comment 14. Please expand your disclosure to provide additional details regarding the functions and duties that House of Doge will undertake for the Trust and the Sponsor, including, for example purposes only, the type of operational assistance services it plans to provide the Sponsor and the distribution platforms on which the Service Provider plans to feature the Trust.
       Please also describe in greater detail the House of Doge's partnership with the
       Dogecoin Foundation, including, for example purposes only, specific services to be provided and the term and any termination provisions of the partnership agreement.
 June 9, 2025
Page 2

       Please contact David Irving at 202-551-3321 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters.
Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Allison Fumai